

Mail Stop 4561

February 16, 2017

Robert F. X. Sillerman
Chief Executive Officer
Function(x) Inc.
902 Broadway, 11th Floor
New York, New York 10010

>   **Re: Function(x) Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed February 6, 2017**
>   **File No. 333-215188**

Dear Mr. Sillerman:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 2, 2017 letter.

Prospectus Summary, page 1

1.   We note your response to prior comment 3 and the revised disclosure on page 3. To the extent you retain this disclosure, please explain your statement that the revenue information is provided by "outside sources." In addition, please update the disclosure based on your actual financial results as reported in your Form 10-Q for the quarter ended December 31, 2016, and present here your net losses from the digital publishing segment for the periods covered by the chart.

Part II. Information Not Required in Prospectus

Item 16. Exhibits, page II-5

Exhibit 5.1

2.   Please file a revised opinion of counsel that that addresses whether the common stock underlying the representatives' warrants will be legally issued, fully paid and non-assessable.

        Please contact Ji Shin, Attorney-Advisor, at (202) 551-3579 or me at (202) 551-3483 with any questions.

                                        Sincerely,

                                        /s/ Katherine Wray

                                        Katherine Wray
                                        Attorney-Advisor
                                        Office of Information
                                        Technologies and Services

cc: Aron Izower, Esq.
        Reed Smith LLP